Exhibit 4.3

DESCRIPTION OF SECURITIES

When used herein, the terms “we,” “our,” “the Company,” and “us” refer to Fortress Biotech, Inc.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of our common stock may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our amended and restated certificate of incorporation and our amended and restated bylaws. You should refer to, and read this summary together with, our amended and restated certificate of incorporation and restated bylaws to review all of the terms of our common stock that may be important to you.

Common Stock

The Company’s certificate of incorporation, as amended, authorizes the Company to issue up to 200,000,000 shares of $0.001 par value common stock (“Common Stock”). Our Common Stock is traded on The Nasdaq Capital Market under the symbol “FBIO.”

The terms, rights, preference and privileges of the Common Stock are as follows:

Voting Rights

Each holder of Common Stock is entitled to one vote per share of Common Stock held on all matters submitted to a vote of the stockholders, including the election of directors. The Company’s certificate of incorporation and bylaws do not provide for cumulative voting rights.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of the Company’s outstanding shares of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Company’s Board of Directors out of legally available funds.

Liquidation

In the event of the Company’s liquidation, dissolution or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company’s debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preference

Holders of the Company’s Common Stock have no preemptive, conversion or subscription rights, and there is no redemption or sinking fund provisions applicable to our Common Stock. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of the Company’s preferred stock that are or may be issued.

Fully Paid and Nonassessable

All of the Company’s outstanding shares of Common Stock are fully paid and nonassessable.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to issue up to 15,000,000 shares of preferred stock, par value $0.001 per share. Our board of directors may issue shares of preferred stock in one or more series without stockholder approval, and has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. We may amend from time to time our amended and restated certificate of incorporation to increase the number of authorized shares of preferred stock. Any such amendment would require the approval of the holders of a majority of the voting power of the shares entitled to vote thereon. As of the current date, we have 15,000,000 shares of preferred shares authorized, which includes the 5,000,000 shares of our Series A Cumulative Redeemable Perpetual Preferred Stock (the “Series A Preferred Stock”) (as defined below). At present, 3,427,138 shares of our Series A Preferred Stock are issued and outstanding. No other classes of preferred stock have been designated or issued at this time.

It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of the holders of common stock until the board of directors determines the specific rights of the holders of preferred stock. However, effects of the issuance of preferred stock include restricting dividends on common stock, diluting the voting power of common stock, impairing the liquidation rights of common stock, and making it more difficult for a third party to acquire us, which could have the effect of discouraging a third party from acquiring, or deterring a third party from paying a premium to acquire, a majority of our outstanding voting stock.

The particular terms of any series of preferred stock being offered by us will be described in the applicable prospectus supplement or similar offering documentation relating to that series of preferred stock. Those terms may include:

●	the title and liquidation preference per share of the preferred stock and the number of shares offered;
●	the purchase price of the preferred stock;
●	the dividend rate (or method of calculation);
●	the dates on which dividends will be paid and the date from which dividends will begin to accumulate;
●	any redemption or sinking fund provisions of the preferred stock;
●	any listing of the preferred stock on any securities exchange or market;
●	any conversion provisions of the preferred stock;
●	the voting rights, if any, of the preferred stock; and
●	any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of the preferred stock.

The preferred stock will, when issued, be fully paid and non-assessable.

Series A Preferred Stock

On October 26, 2017, the Company designated 5,000,000 shares of preferred stock as Series A Preferred Stock (“Series A Preferred Stock”). Our Series A Preferred Stock is traded on The Nasdaq Capital Market under the symbol “FBIOP.”

The terms, rights, preference and privileges of the Series A Preferred Stock are as follows:

Voting Rights

Except as may be otherwise required by law, the voting rights of the holders of the Series A Preferred Stock are limited to the affirmative vote or consent of the holders of at least two-thirds of the votes entitled to be cast by the holders of the Series A Preferred Stock outstanding at the time in connection with the: (1) authorization or creation, or increase in the authorized or issued amount of, any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassification of any of the Company’s authorized capital stock into such shares, or creation, authorization or issuance of any obligation or security convertible into or evidencing the right to purchase any such shares; or (2) amendment, alteration, repeal or replacement of the Company’s certificate of incorporation, including by way of a merger, consolidation or otherwise in which the Company may or may not be the surviving entity, so as to materially and adversely affect and deprive holders of Series A Preferred Stock of any right, preference, privilege or voting power of the Series A Preferred Stock.

Dividends

Dividends on Series A Preferred Stock accrue daily and will be cumulative from, and including, the date of original issue and shall be payable monthly, at the rate of 9.375% per annum of its liquidation preference, which is equivalent to $2.34375 per annum per share. The first dividend on Series A Preferred Stock was payable on December 31, 2017 (in the amount of $0.299479 per share) to the holders of record of the Series A Preferred Stock at the close of business on December 15, 2017.

No Maturity Date or Mandatory Redemption

The Series A Preferred Stock has no maturity date, and the Company is not required to redeem the Series A Preferred Stock. Accordingly, the Series A Preferred Stock will remain outstanding indefinitely unless the Company decides to redeem it pursuant to its optional redemption right or its special optional redemption right in connection with a Change of Control (as defined below), or under the circumstances set forth below under “Limited Conversion Rights Upon a Change of Control” and elect to convert such Series A Preferred Stock. The Company is not required to set aside funds to redeem the Series A Preferred Stock.

Optional Redemption

The Series A Preferred Stock may be redeemed in whole or in part (at the Company’s option) any time on or after December 15, 2022, upon not less than 30 days nor more than 60 days’ written notice by mail prior to the date fixed for redemption thereof, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the redemption date.

Special Optional Redemption

Upon the occurrence a Change of Control (as defined below), the Company may redeem the shares of Series A Preferred Stock, at its option, in whole or in part, within one hundred twenty (120) days of any such Change of Control, for cash at $25.00 per share, plus accumulated and unpaid dividends (whether or not declared) to, but excluding, the redemption date. If, prior to the Change of Control conversion date, the Company has provided notice of its election to redeem some or all of the shares of Series A Preferred Stock (whether pursuant to the Company’s optional redemption right described above under “Optional Redemption” or this special optional redemption right), the holders of shares of Series A Preferred Stock will not have the Change of Control conversion right with respect to the shares of Series A Preferred Stock called for redemption. If the Company elects to redeem any shares of the Series A Preferred Stock as described in this paragraph, the Company may use any available cash to pay the redemption price.

A “Change of Control” is deemed to occur when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing:

●	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Company’s stock entitling that person to exercise more than 50% of the total voting power of all the Company’s stock entitled to vote generally in the election of the Company’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and
●	following the closing of any transaction referred to in the bullet point above, neither the Company nor the acquiring or surviving entity has a class of common equity securities (or American Depositary Receipts representing such securities) listed on the NYSE, the NYSE American LLC or the Nasdaq Stock Market, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American LLC or the Nasdaq Stock Market.

Conversion, Exchange and Preemptive Rights

Except as described below under “Limited Conversion Rights upon a Change of Control,” the Series A Preferred Stock is not subject to preemptive rights or convertible into or exchangeable for any other securities or property at the option of the holder.

Limited Conversion Rights upon a Change of Control

Upon the occurrence of a Change of Control, each holder of shares of Series A Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the Company has provided or provides irrevocable notice of its election to redeem the Series A Preferred Stock as described above under “Optional Redemption,” or “Special Optional Redemption”) to convert some or all of the shares of Series A Preferred Stock held by such holder on the Change of Control Conversion Date, into the Common Stock Conversion Consideration, which is equal to the lesser of:

●	the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series A Preferred Stock plus the amount of any accumulated and unpaid dividends (whether or not declared) to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Dividend Payment Date, in which case no additional amount for such accumulated and unpaid dividend will be included in this sum) by (ii) the Common Stock Price (such quotient, the “Conversion Rate”); and

●	13.05483 shares of common stock, subject to certain adjustments.

In the case of a Change of Control pursuant to which the Company’s common stock will be converted into cash, securities or other property or assets, a holder of Series A Preferred Stock will receive upon conversion of such Series A Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of the Company’s common stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control.

Notwithstanding the foregoing, the holders of shares of Series A Preferred Stock will not have the Change of Control Conversion Right if the acquiror has shares listed or quoted on the NYSE, the NYSE American LLC or Nasdaq Stock Market or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American LLC or Nasdaq Stock Market, and the Series A Preferred Stock becomes convertible into or exchangeable for such acquiror’s listed shares upon a subsequent Change of Control of the acquiror.

Liquidation Preference

In the event the Company liquidates, dissolves or is wound up, holders of the Series A Preferred Stock will have the right to receive $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date of payment, before any payment is made to the holders of the Company’s Common Stock.

Ranking

The Series A Preferred Stock will rank, with respect to rights to the payment of dividends and the distribution of assets upon the Company’s liquidation, dissolution or winding up, (1) senior to all classes or series of the Company’s Common Stock and to all other equity securities issued by the Company other than equity securities referred to in clauses (2) and (3); (2) on a par with all equity securities issued by the Company with terms specifically providing that those equity securities rank on a par with the Series A Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon the Company’s liquidation, dissolution or winding up; (3) junior to all equity securities issued by the Company with terms specifically providing that those equity securities rank senior to the Series A Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon the Company liquidation, dissolution or winding up; and (4) junior to all of the Company’s existing and future indebtedness.

Transfer Agent

VStock Transfer, LLC serves as the transfer agent and registrar for all of our Common Stock and Series A Preferred Stock.

DESCRIPTION OF WARRANTS

Oaktree Warrants

As of December 31, 2022, there were 1,749,450 warrants to purchase our Common Stock (the “Oaktree Warrants”) that were issued on August 27, 2020, pursuant to a senior secured credit agreement with Oaktree Fund Administration, LLC (“Oaktree”), as the administrative agent, and the lenders from time-to-time party thereto. The Oaktree Warrants allow for Oaktree and certain of its affiliates to purchase up to 1,749,450 shares of our Common Stock.

The following is a summary of certain terms and provisions of the Oaktree Warrants.

Exercisability

The Oaktree Warrants became exercisable immediately upon issuance for a period of ten (10) years. The Oaktree Warrants are exercisable, at the option of each holder, in whole, or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our Common Stock purchased upon such exercise. Each Oaktree Warrant is exercisable for one share of our Common Stock (subject to adjustment, as discussed below). The holders of the Oaktree Warrants do not have the right to exercise any portion of the Oaktree Warrant if the holder would beneficially own in excess of 9.99% of the shares of our Common Stock outstanding immediately after giving effect to such exercise.

Exercise Price

The exercise price of the Common Stock purchasable upon exercise of the Oaktree Warrants is $3.20 per share. The exercise price and the number of shares of Common Stock issuable upon exercise of the Oaktree Warrants is subject to appropriate adjustment in relation to certain events, such as recapitalizations, stock dividends, stock splits, stock combinations, reclassifications or similar events affecting our Common Stock.

Rights as Stockholder

Except as otherwise provided in the Oaktree Warrants or by virtue of such holder’s ownership of shares of our Common Stock, the holders of the Oaktree Warrants do not have the rights or privileges of holders of our Common Stock, including any voting rights, until they exercise their Oaktree Warrants.

 Fractional Shares

No fractional shares of Common Stock will be issued upon the exercise of the Oaktree Warrants. Rather, the Company shall, round up the number of shares of Common Stock to be issued to the nearest whole number.

Transferability

Subject to applicable laws, the Oaktree Warrants may be offered for sale, sold, transferred or assigned without our consent.

Governing Law

The Oaktree Warrants are governed by New York law.

Consulting Warrants

As of December 31, 2022, there were 100,000 warrants to purchase our Common Stock (the “Consulting Warrants”) that were issued on April 14, 2020, to a consultant pursuant to a Common Stock Warrant agreement. The Consulting Warrants allow for the Consultant to purchase up to 100,000 shares of our Common Stock subject to vesting.

The following is a summary of certain terms and provisions of the Consulting Warrants.

Exercisability

The Consulting Warrants became exercisable immediately upon issuance for a period of seven (7) years. The Consulting Warrants are exercisable, at the option of the holder, in whole, or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our Common Stock purchased upon such exercise. Each Consulting Warrant is exercisable for one share of our Common Stock (subject to adjustment, as discussed below). The Consulting Warrants also have a cashless exercise feature. The holder’s right to purchase shares of Common Stock are subject to the following vesting schedule:

(i) 25,000 of the shares exercisable will vest when the average of the Company’s Common Stock trading prices, as reported on the Nasdaq Capital Market (“Nasdaq”), at any time during three (3) years following the issuance date, meets or exceeds $2.50 for ten (10) consecutive trading days;

(ii) 25,000 of the shares exercisable will vest when the average of the Company’s Common Stock trading prices, as reported on Nasdaq, at any time during three (3) years following the issuance date, meets or exceeds $4.00 for ten (10) consecutive trading days;

(iii) 25,000 of the shares exercisable will vest when the average of the Company’s Common Stock trading prices, as reported on Nasdaq, at any time during three (3) years following the issuance date, meets or exceeds $6.00 for ten (10) consecutive trading days; and

(iv) 25,000 of the shares exercisable will vest when the average of the Company’s Common Stock trading prices, as reported on Nasdaq, at any time during three (3) years following the issuance date, meets or exceeds $10.00 for ten (10) consecutive trading days;

Exercise Price

The exercise price of the Common Stock purchasable upon exercise of the Consulting Warrants is $2.16 per share. The exercise price and the number of shares of Common Stock issuable upon exercise of the Consulting Warrants is subject to appropriate adjustment in relation to certain events, such as recapitalizations, stock dividends, stock splits, stock combinations, reclassifications or similar events affecting our Common Stock.

Rights as Stockholder

Except as otherwise provided in the Consulting Warrants or by virtue of such holder’s ownership of shares of our Common Stock, the holder of the Consulting Warrants do not have the rights or privileges of holders of our Common Stock, including any voting rights, dividend rights, until he exercises the Consulting Warrants.

 Fractional Shares

No fractional shares of Common Stock will be issued upon the exercise of the Consulting Warrants. Rather, the Company shall, round the number of shares of Common Stock to be issued to the nearest whole number.

Transferability

Subject to applicable laws, the Consulting Warrants may be offered for sale, sold, transferred or assigned without our consent.

Governing Law

The Consulting Warrants are governed by New York law.